Exhibit 17.1

Scott Honour

315 E. Lake Street Suite 301

Wayzata, MN 55391

October 5, 2022

Board of Directors

EVO Transportation & Energy Services, Inc. 2075 W Pinnacle Peak Rd, Suite 130 Phoenix, AZ 85027

To all necessary parties of EVO Transportation & Energy Services, Inc. (the “Company”):

I hereby resign all positions as a member of (i) any Board of Directors, Managers, or Governors of the Company or any subsidiaries of the Company, (ii) any committees of the Company or any subsidiaries of the Company, and/or (iv) any other positions similar to the foregoing of the Company or any subsidiaries of the Company effective immediately on this day, October 5, 2022. Please remit accrued board compensation, expenses, or other amounts owed to me at the Company’s earliest convenience.

Very truly yours,

/s/ Scott M. Honour

Scott M. Honour